UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SYNAGRO TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

871562203

(CUSIP Number)

Linda D. Barker, Esq.
The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017
213-244-0694

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871562203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The TCW Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 308,904*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 308,904*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,904*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) HC, CO

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Investment Management Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 205,936*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 205,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Asset Management Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 102,968*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 102,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,968*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW/Crescent Mezzanine II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,235,619*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,235,619*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,619*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) OO, IA

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW/Crescent Mezzanine Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 994,542*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 994,542*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,542*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW/Crescent Mezzanine Trust II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 241,077*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 241,077*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,077*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Leveraged Income Trust, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 102,968*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 102,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,968*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Leveraged Income Trust II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 102,968*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 102,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,968*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Leveraged Income Trust IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 102,968*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 102,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,968*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Advisers (Bermuda), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 205,936*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 205,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) CO

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW/Crescent Mezzanine II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,235,619*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,235,619*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,619*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 1.7

14.	Type of Reporting Person (See Instructions) PN

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW (LINC II), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 102,968*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 102,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,968*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.1

14.	Type of Reporting Person (See Instructions) PN

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW (LINC IV), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 102,968*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 102,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,968*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW/CRESCENT MEZZANINE, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,235,619*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,235,619*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,619*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) OO

*These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3 of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of The TCW Group, Inc. Schedule 13D filed on August 24, 2000.

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on August 14, 2000 and Amendment No. 1 thereto, originally filed on July 10, 2001 (as amended, the “Schedule 13D”), by The TCW Group, Inc. (“TCW”), a Nevada corporation, Robert A. Day, an individual, TCW Investment Management Company, a California corporation, TCW Asset Management Company, a California corporation, TCW/Crescent Mezzanine II, LLC, a Delaware limited liability company, TCW/Crescent Mezzanine Partners II, L.P., a Delaware limited partnership, TCW/Crescent Mezzanine Trust II, a Delaware business trust, TCW Leveraged Income Trust, L.P., a Delaware limited partnership, TCW Leveraged Income Trust II, L.P., a Delaware limited partnership, TCW Leveraged Income Trust IV, L.P., a Delaware limited partnership, TCW Advisers (Bermuda) Ltd., a Bermuda corporation, TCW/Crescent Mezzanine II, L.P., a Delaware limited partnership, TCW (LINC II), L.P., a Delaware limited partnership, and TCW (LINC IV), LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the Common Stock (the “Common Stock”), of Synagro Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1800 Bering Drive, Suite 1000, Houston, TX 77057.

Item 1.	Security and Issuer

Item 2.	Identity and Background
This Statement is filed on behalf of
1)	The TCW Group, Inc. (“TCWG”), a Nevada corporation;
2)	TCW Investment Management Company (“TIMCO”), a California corporation and wholly owned subsidiary of TCWG;
3)	TCW Asset Management Company (“TAMCO”), a California corporation and wholly owned subsidiary of TCWG;
4)	TCW/Crescent Mezzanine II, LLC (“MEZZANINE II LLC”), a Delaware limited liability company of which TCW Crescent Mezzanine, LLC (“MEZZANINE LLC”), is the managing owner;
5)

TCW/Crescent Mezzanine Partners II, L.P. (“MEZZANINE II”), a Delaware limited partnership of which TCW/Crescent Mezzanine II, L.P. (“CM II”), a Delaware limited partnership, is the general partner and MEZZANINE II LLC, is the investment advisor;

6)

TCW/Crescent Mezzanine Trust II (“MEZZANINE TRUST II”), a Delaware business trust of which Wilmington Trust Co. (“Wilmington Trust”), a Delaware corporation, is the trustee, CM II is the managing owner, and MEZZANINE II LLC is the investment advisor;

7)

TCW Leveraged Income Trust, L.P. (“LINC”), a Delaware limited partnership of which TCW Advisers (Bermuda), Ltd. (“Advisers Bermuda”), a Bermuda corporation, is the general partner and TIMCO is the investment advisor;

8)

TCW Leveraged Income Trust II, L.P. (“LINC II”), a Delaware limited partnership of which TCW (LINC II), L.P. (“TCWLINC II”), a Delaware limited partnership, is the general partner and TIMCO is the investment advisor;

9)

TCW Leveraged Income Trust IV, L.P. (“LINC IV”), a Delaware limited partnership of which TCW (LINC IV), LLC (“TCWLINC IV”), a Delaware limited liability company, is the general partner and TAMCO is the investment advisor;

10)	Advisers Bermuda, a wholly owned subsidiary of TCWG;
11)	CM II, of which MEZZANINE LLC is the General Partner;
12)	TCWLINC II, of which Advisers Bermuda is the General Partner;
13)	TCWLINC IV, of which TAMCO is the Managing Member; and
14)	MEZZANINE LLC, the business, property and affairs of which are managed exclusively by its Board of Directors.

TCWG, TIMCO, TAMCO, MEZZANINE II LLC, Advisers Bermuda, CM II, TCWLINC II and TCWLINC IV are referred to herein as the “TCW Related Entities”. MEZZANINE II, MEZZANINE TRUST II, LINC, LINC II and LINC IV are parties to the Stockholders Agreement, dated as of August 14, 2000 (the “Stockholders Agreement”), and are referred to herein as the “TCW/Agreement Parties”. Other unaffiliated parties are also parties to the Stockholders Agreement (the “GTCR Entities”).  The participation by the TCW/Agreement Parties in the Stockholders Agreement was a condition to the TCW/Agreement Parties’ acquisition of their interests in the Issuer.  The TCW Related Entities and the TCW/Agreement Parties are hereinafter collectively referred to as the “Reporting Persons”.  Each of the Reporting Persons may be deemed to be a part of one or more “groups” for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

(a) - (c) & (f) [Identification of Reporting Persons]

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services.  TIMCO, TAMCO and MEZZANINE II LLC are investment advisors and provide investment advice and management services to institutional and individual investors.  The principal business of the TCW/Agreement Parties is to make investments in securities, including common and preferred stock and other interests in business organizations with the principal objective of appreciation of capital invested.  Advisers Bermuda, CM II, MEZZANINE LLC, TCWLINC II and TCWLINC IV are entities that operate in furtherance of investment objectives of the TCW/Agreement Parties.

The address of the principal business and principal office for TCWG, TIMCO and TAMCO is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  The address of the principal business and principal office for MEZZANINE II LLC, MEZZANINE LLC, CM II, TCWLINC II, TCWLINC IV and the TCW/Agreement Parties is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.  The address of the principal business and principal office for Advisers Bermuda is c/o Codan Services Limited, Clarendon House, 2 Church Street, P.O. Box HM 1022, Hamilton HM DX Bermuda.

(i) TCWG. The executive officers of TCWG are listed below. The directors are listed on Schedule I hereto. The principal business address for each executive officer is 865

South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS

Robert A. Day	Chairman of the Board and Chief Executive Officer

Ernest O. Ellison	Vice Chairman

Thomas E. Larkin, Jr.	Vice Chairman

Marc I. Stern	President

Alvin R. Albe, Jr.	Executive Vice President

Robert D. Beyer	Executive Vice President

Patrick R. Pagni*	Executive Vice President

William C. Sonneborn	Executive Vice President and Assistant Secretary

Michael E. Cahill	Managing Director, General Counsel & Secretary

David S. DeVito	Managing Director and Chief Financial Officer and Assistant Secretary

*Citizen of France

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(ii)           TIMCO.  The directors and executive officers of TIMCO are listed below.  The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each director and executive officer is a citizen of the United States of America unless otherwise specified below:

DIRECTORS

Alvin R. Albe, Jr.	Director

Thomas E. Larkin, Jr.	Director

Marc L. Stern	Director, Chairman

EXECUTIVE OFFICERS

Marc L. Stern	Chairman

Alvin R. Albe, Jr.	President & Chief Executive Officer

Thomas E. Larkin, Jr.	Vice Chairman

Robert D. Beyer	Executive Vice President

William C. Sonneborn	Executive Vice President and Assistant Secretary

Michael E. Cahill	Managing Director, General Counsel and Secretary

David S. DeVito	Managing Director, Chief Financial Officer and Assistant Secretary

(iii)          TAMCO.  The executive officers of TAMCO are listed below.  The directors are listed on Schedule II hereto.  The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS

Robert A. Day	Chairman of the Board and Chief Executive Officer

Thomas E. Larkin, Jr.	Vice Chairman

Marc L. Stern	Vice Chairman

Jeffrey E. Gundlach	President

Alvin R. Albe, Jr.	Executive Vice President

Mark W. Gibello	Executive Vice President

Robert D. Beyer	Executive Vice President

William C. Sonneborn	Executive Vice President and Assistant Secretary

Michael E. Cahill	Managing Director, General Counsel & Secretary

David S. DeVito	Managing Director, Chief Financial Officer and Assistant Secretary

Schedule II attached hereto and incorporated herein sets forth the names of the directors of TAMCO.
(iv) MEZZANINE II LLC. MEZZANINE II LLC is a limited liability company whose managing member is MEZZANINE LLC.

The directors and the executive officers of MEZZANINE LLC are listed below.  The principal address for Messrs. Attanasio, Beyer and Chapus is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.  The principal address for Messrs. Sonneborn, Stern, Cahill and DeVito is 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017.  The principal address for Messrs. Hicks and Furst is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.  Each director and executive officer is a citizen of the United States of America unless otherwise specified below:

DIRECTORS

Mark L. Attanasio	Director

Robert D. Beyer	Chairman, Director

Jean-Marc Chapus	Director

Jack D. Furst	Director

Thomas O. Hicks	Director

William C. Sonneborn	Director

Marc I. Stern	Director

EXECUTIVE OFFICERS

Jean-Marc Chapus	Chairman, Chief Executive Officer, President and Portfolio Manager

Mark L. Attanasio	Executive Vice President and Portfolio Manager

Robert D. Beyer	Executive Vice President and Portfolio Manager

Michael E. Cahill	Managing Director, General Counsel and Secretary

David S. DeVito	Managing Director, Chief Financial Officer and Assistant Secretary

(v)           MEZZANINE II.  MEZZANINE II is a limited partnership whose general partner is CM II.  The general partner of CM II is MEZZANINE LLC.  The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference.

(vi)          MEZZANINE TRUST II.  MEZZANINE TRUST II is a Delaware business trust of which Wilmington Trust is the trustee and CM II is the managing owner.  The general partner of CM II is MEZZANINE LLC.  The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference.

(vii)         LINC.  LINC is a limited partnership whose general partner is Advisers Bermuda.  The directors and executive officers of Advisers Bermuda are listed below.  The principal address for Messrs. Albe, Cahill and Sonneborn is 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017.  The principal address for Messrs. Collis, Doyle, Macdonald and Ashford is c/o Codan Services Limited, Clarendon House, 2 Church Street, P.O. Box HM 1022, Hamilton HM DX Bermuda.  Each director and executive officer is a citizen of the United States of America unless otherwise specified below:

DIRECTORS

Alvin R. Albe, Jr.	Director, Chairman

Michael E. Cahill	Director

Charles G. Collis*	Director

David J. Doyle*	Director

James M. Macdonald*	Director

EXECUTIVE OFFICERS

Alvin R. Albe, Jr.	Chairman and President

William C. Sonneborn	Executive Vice President and Assistant Secretary

Michael E. Cahill	Group Managing Director and General Counsel

Michael Ashford*	Secretary

*Citizen of Great Britain

(viii)        LINC II.  LINC II is a limited partnership whose general partner is TCWLINC II.  The general partner of TCWLINC II is Advisers Bermuda.  The directors and executive officers of Advisers Bermuda are set forth in clause (viii) above which is hereby incorporated by this reference.  The principal address for each executive officer and director is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.  Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

(ix) LINC IV. LINC IV is a limited partnership whose general partner is TCWLINC IV. The managing member of TCWLINC IV is TAMCO. The directors and executive officers of TAMCO are set forth in clause (iv) above which is hereby incorporated by this reference.  The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

(x)            ADVISERS BERMUDA.  ADVISERS BERMUDA is a corporation which is wholly owned by TCWG.  The directors and executive officers of Advisers Bermuda and their addresses are set forth in clause (viii) above which is hereby incorporated by this reference.  Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

(xi)           CM II.  CM II is a limited partnership whose general partner is MEZZANINE LLC.  The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference.  The principal address for each executive officer and director is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.  Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

(xii)          TCWLINC II.  TCWLINC II is a limited partnership whose general partner is Advisers Bermuda.  The directors and executive officers of Advisers Bermuda and their addresses are set forth in clause (viii) above which is hereby incorporated by this reference.  Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

(xiii)         TCWLINC IV.  TCWLINC IV is a limited liability company whose managing member is TAMCO.  The directors and executive officers of TAMCO are set forth in clause (iv) above which is hereby incorporated by this reference.  The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

(xiv) MEZZANINE LLC. The directors and executive officers of MEZZANINE LLC are set forth in clause (iv) above which is hereby incorporated by this reference.
(d) - (e) [Background]

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended by adding the following paragraph:

On July 21, 2005, in connection with the Issuer’s primary and secondary equity offering of up to 37,950,000 shares of its Common Stock and pursuant to an Underwriting Agreement dated June 15, 2005 by and among the Issuer, the selling stockholders listed on Schedule B thereto, and Banc of America Securities LLC, Lehman Borthers Inc. and CIBC World Markets Corp., acting as representatives (the “Representatives”) of the several underwriters named in Schedule A thereto, the Reporting Persons converted all of their shares of Series E convertible preferred stock (including accrued but unpaid dividends) into 4,357,947 shares of Common Stock and (i) MEZZANINE II sold 1,811,605 shares to the Representatives at a price of $4.085 per share; (ii) MEZZANINE TRUST II sold 439,133 shares to the Representatives at $4.085 per share and (iii) each of LINC, LINC II and LINC IV sold 187,562 shares to the Representatives at $4.085 per share.

Item 5.	Interest in Securities of the Issuer
(a) AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:
See Item 2.
(e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:
June 21, 2005
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended by adding the following paragraph:

The Issuer, its executive officers and directors, MEZZANINE II, MEZZANINE TRUST II, LINC, LINC II, LINC IV and certain other stockholders of the Issuer entered into Lock-Up Agreements with the Representatives whereby they have agreed to a 90-day “lock-up,” subject to certain exceptions, with respect to all shares of the Issuer’s Common Stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities.  Pursuant to the Lock-Up Agreements, for a period of 90 days following the date of the agreement, such persons may not sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of any of those securities without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc.

Item 7.	Material to Be Filed as Exhibits
EXHIBIT 1:	Joint Filing Statement. Filed as Exhibit 1 to the TCW Group, Inc. Schedule 13D filed on August 24, 2000 and incorporated herein by reference.
EXHIBIT 2:

TCW/Crescent Warrant Agreement, dated as of August 14, 2000, between TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 2 to the TCW Group, Inc. Schedule 13D filed on August 24, 2000 and incorporated herein by reference.

EXHIBIT 3:

Amended and Restated Purchase Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro

Technologies, Inc. Filed as Exhibit 9 to the GTCR Funds Schedule 13D/A filed on August 21, 2000.
EXHIBIT 4:

Amended and Restated Senior Subordinated Loan Agreement, dated as of August 14, 2000, among GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 10 to the GTCR Funds Schedule 13D/A filed on August 21, 2000.

EXHIBIT 5:

Amended and Restated Registration Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 12 to the GTCR Funds Schedule 13D/A filed on August 21, 2000.

EXHIBIT 6:

Stockholders Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 13 to the GTCR Funds Schedule 13D/A filed on August 21, 2000.

EXHIBIT 7:	Underwriting Agreement. Filed as an Exhibit 1.1 to Issuer’s current Report on Form 8-K filed on June 21, 2005 and incorporated herein by reference.
EXHIBIT 8:	Form of Lock-Up Agreement. Filed as Exhibit 15 to GTCR Funds Schedule 13D/A filed on June 30, 2005 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 13, 2005

THE TCW GROUP, INC.

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW INVESTMENT MANAGEMENT COMPANY

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW ASSET MANAGEMENT COMPANY

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW/CRESCENT MEZZANINE II, LLC

By: TCW/CRESCENT MEZZANINE, LLC,
its Managing Owner

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW/CRESCENT MEZZANINE
PARTNERS II, L.P.

By: TCW/CRESCENT MEZZANINE II, L.P., its General Partner

By: TCW/CRESCENT MEZZANINE, LLC, its General Partner

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW/CRESCENT MEZZANINE TRUST II

By: TCW/CRESCENT MEZZANINE II, L.P., as Managing Owner

By: TCW/CRESCENT MEZZANINE, LLC, as General Partner

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW LEVERAGED INCOME TRUST, L.P.

By: TCW ADVISERS (BERMUDA) LTD., its General Partner

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW LEVERAGED INCOME TRUST II, L.P.

By: TCW (LINC II), L.P., its General Partner

By: TCW ADVISERS (BERMUDA) LTD., its General Partner

By: /s/ LINDA D.BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW LEVERAGED INCOME TRUST IV, L.P.

By: TCW (LINC IV), LLC, its General Partner

By: TCW Asset Management Company,
its Managing Member

By: /s/ LINDA D.BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW ADVISERS (BERMUDA) LTD.

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW/CRESCENT MEZZANINE II, L.P.

By: TCW/CRESCENT MEZZANINE, LLC, its Managing Owner

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW (LINC II) L.P.

By: TCW Advisers (Bermuda) Ltd., Its General Partner

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW (LINC IV), LLC

By: TCW ASSET MANAGEMENT COMPANY, its Managing Member

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

TCW/CRESCENT MEZZANINE, LLC

By: /s/ LINDA D. BARKER
Name: Linda D. Barker
Title: Authorized Signatory

SCHEDULE I

BOARD OF DIRECTORS OF THE TCW GROUP, INC.

All of the following individuals are directors of The TCW Group, Inc.  Each director is a citizen of the United States of America unless otherwise indicated below:

MARK L. ATTANASIO

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA  90025

ROBERT A. DAY

Chairman of the Board, Chairman and Chief Executive Officer

Trust Company of the West

865 South Figueroa St., Suite 1800

Los Angeles, CA  90017

DAMON P. DE LASZLO, ESQ.

Managing Director of Harwin Engineers S.A., Chairman & D.P.

Advisers Holding Limited

Byron’s Chambers

Albany, Piccadilly

London, England W1J0AL

(Citizen of United Kingdom)

WILLIAM C. EDWARDS

Partner

Bryan & Edwards

3000 Sand Hill Road, Suite 190

Menlo Park, CA  94025

ERNEST O. ELLISON

Vice Chairman

Trust Company of the West

865 South Figueroa St., Suite 1800

Los Angeles, CA  90017

RICHARD N. FOSTER

Caxton Health Holdings

500 Park Avenue

New York, New York  10022

CARLA A. HILLS

Hills & Company

901 Fifteenth St., N.W., Suite 400

Washington, D.C.  20005

THOMAS E. LARKIN, JR.

President

Trust Company of the West

865 South Figueroa St., Suite 1800

Los Angeles, CA  90017

EDFRED L. SHANNON, JR.

Investor/Rancher

14081 Summit Drive

Whittier, CA  90602

ROBERT G. SIMS

Private Investor

16855 W. Bernardo Drive, Suite 250

San Diego, CA  92127-1626

MARC I. STERN

President

The TCW Group, Inc.

865 South Figueroa St., Suite 1800

Los Angeles, CA  90017

JAMES R. UKROPINA

O’Melveny & Myers LLP

400 South Hope St., Suite 1800

Los Angeles, CA  90017

GLEN E. BICKERSTAFF

Vice Chairman

Trust Company of the West

865 South Figueroa St., Suite 1800

Los Angeles, CA  90017

PHILIPPE CITERNE

Societe Generale

17 Cours Valmy

91972 Paris, La Defense Cedex

France

(Citizen of France)

PHILIPPE COLLAS

SG Asset Management

Immeuble SGAM

170, Place Henri Regnault – La Defense 6

92043 Paris, La Defense Cedex

France

(Citizen of France)

JEFFREY E. GUNDLACH

TCW Asset Management Company

865 South Figueroa St., Suite 1800

Los Angeles, CA  90017

KENT KRESA

Northrop Grumman Corporation

9601 Wilshire Blvd., Suite 580

Beverly Hills, CA  90210

DAVID LEE

Clarity Partners

100 North Crescent Drive, Suite 300

Beverly Hills, CA  90210

SCHEDULE II

BOARD OF DIRECTORS OF TCW ASSET MANAGEMENT COMPANY

All of the following individuals are directors of TCW Asset Management Company.  Each director is a citizen of the United States of America unless otherwise indicated below:

CHRISTOPHER J. AINLEY

ALVIN R. ALBE, JR.

MARK L. ATTANASIO

PHILIP A. BARACH

CHARLES W. BALDISWIELER

BRIAN BEITNER

ROBERT D. BEYER

GLEN E. BICKERSTAFF

MICHAEL E. CAHILL

ARTHUR R. CARLSON

JEAN-MARC CHAPUS

ROBERT A. DAY, Chairman

DAVID S. DEVITO

PENELOPE D. FOLEY

DOUGLAS S. FOREMAN

NICOLA F. GALLUCCIO

MARK W. GIBELLO

JEFFREY E. GUNDLACH

RAYMOND F. HENZE, III

THOMAS K. MCKISSICK

THOMAS E. LARKIN, JR.

STEPHEN MCDONALD

PATRICK R. PAGNI*

NATHAN B. SANDLER

WILLIAM C. SONNEBORN

KOMAL S. SRI-KUMAR

MARC I. STERN

*(Citizen of France)